DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2309 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

November 22, 2011

VIA COURIER

Sonia Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Phillips Edison – ARC Shopping Center REIT Inc. (the “Company”)

Pre-Effective Amendment No. 1 to

Post-Effective Amendment No. 6 to Form S-11

Commission File No. 333-164313

Dear Ms. Barros:

Attached is a courtesy copy of the above-referenced filing. The Company is filing this post-effective amendment pursuant to its 20.D Industry Guide 5 undertaking.

This post-effective amendment includes a re-write of the Company’s base prospectus and a supplement that presents, among other items, (i) summary information with respect to the Company’s portfolio; (ii) selected financial data for the year ended December 31, 2010 and the nine months ended September 30, 2011; (iii) information with respect to distributions; (iv) information with respect to fees earned by and expenses reimbursable to the Company’s advisor, sub-advisor, and dealer manager; (v) information with respect to dilution; (vi) updated 2010 and interim financial information; (vii) and information regarding the Company’s share repurchase program. Please note that the supplement includes revisions to the Company’s MFFO disclosure that are consistent with the comments you provided on November 7, 2011.

To aid your review of the above-referenced filing, we have also attached (1) a copy of the Company’s base prospectus as marked against the base prospectus filed as part of post-effective amendment no. 6 on October 31, 2011 and (2) a copy of Supplement No. 1 as marked against the Supplement No. 1 filed as part of post-effective amendment no. 6 on October 31, 2011. If you should have any questions about this filing or require any further information, please call me at (919) 786-2002.

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt Partner